FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2016
Commission File Number: 001-37889
TOP SHIPS INC.
(Translation of registrant's name into English)
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On November 22, 2016, TOP Ships Inc. (the "Company") entered into a securities purchase agreement (the "Securities Purchase Agreement") and a registration rights agreement (the "Registration Rights Agreement") with an institutional investor for the sale of up to 3,160 newly issued Series B Convertible Preferred Shares for approximately $3 million (the "Transaction"). The institutional investor purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Transaction on November 22, 2016 and is obligated to purchase an additional 527 Series B Convertible Preferred Shares on or about the date a registration statement (the "Registration Statement") is filed pursuant to the Registration Rights Agreement and up to an additional 1,054 Series B Convertible Preferred Shares upon the effectiveness of the Registration Statement.
Attached to this report on Form 6-K as Exhibit 3.1 is the Certificate of Designation of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of the Company.
Attached to this report on Form 6-K as Exhibit 10.1 is the Securities Purchase Agreement dated November 22, 2016.
Attached to this report on Form 6-K as Exhibit 10.2 is the Registration Rights Agreement dated November 22, 2016.
Attached to this report on Form 6-K as Exhibit 99.1 is a press release of TOP Ships Inc. dated November 23, 2016 announcing the Transaction.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOP SHIPS INC.
(registrant)

Dated: November 23, 2016	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer